

Mail Stop 3720

October 30, 2009

Mr. Vladimir Fedyunin
President
Vanguard Minerals Corporation
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

   Re: Vanguard Minerals Corporation
      Item 4.01 Form 8-K
      Filed September 28, 2009
      File No. 000-51640

Dear Mr. Fedyunin:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

         Sincerely,

         Larry Spirgel
         Assistant Director